Delisting Determination,The Nasdaq Stock Market, LLC,
May 5, 2011, Ambassadors International, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Ambassadors International, Inc.
(the Company), effective at the opening of the trading session on May 16, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101. 5110(b) and IM-5101-1.
The Company was notified of the Staffs determination on April 4, 2011. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 13, 2011.